

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 24, 2009

Mr. Chad C. Deaton
Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Schedule 14A Filed March 5, 2008**
> **Response Letter Dated October 17, 2008**
> **Response Letter Dated November 24, 2008**
> **Response Letter Dated February 17, 2009**
> **File No. 001-09397**

Dear Mr. Deaton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director